UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JMG Exploration, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46621A109

(CUSIP Number)

Randall M. Gates

28128 Pacific Coast Highway, Suite 221

Malibu, Ca 90265

(310) 457-9862

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 46621A109
1.	Names of Reporting Persons. Fred P. Heller, Trustee Heller 2002 Trust
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 506,250 (a)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 506,250 (a)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 506,250 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.6% based upon total number of shares reported to be outstanding and 281,250 exercisable warrants.
14.	Type of Reporting Person IN
(7) Includes 225,000 shares of common stock issuable upon exercise of warrants at $4.25 per share and 56,250 shares of common stock issuable upon exercise of warrants at $6.00 per share.

Item 1. Name of Issuer.

This Schedule 13D relates to the common stock, $.001 par value per share (the Common Stock”) of JMG Exploration, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at Suite 2600, 500 - 4th Avenue S.W., Calgary, Alberta, Canada, T2P 2V6. Following its initial public offering of common stock and warrants on August 3, 2005 the Company has 4.1 million shares of common stock outstanding after giving effect to sales of all shares including sales of 285,000 shares pursuant to the underwriter’s over allotment option.

 Item 2. Identity and Background.

This Statement is filed on behalf of Fred P. Heller, Trustee Heller 2002 Trust (the “Reporting Person”).

(a)

Fred P. Heller, Trustee Heller 2002 Trust

(b)

2310 Pleasure Drive, Reno Nevada 89509

(c)

Retired

(d)

During the last five years, Mr. Heller has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Heller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Common Stock utilizing personal funds. The aggregate purchase price for the shares of Common Stock purchased by Mr. Heller was $900,000.

Item 4. Purpose of Transaction.

Personal investment

Item 5. Interest in Securities of the Issuer.

(a)

Aggregate number of shares beneficially owned: 506,250   (11.6%)

(b)

Mr. Heller has sole voting and dispositive power over his 506,250 shares.

(c)

Transactions effected during the past sixty days:

DATE	SHARES PURCHASED	AVERAGE PRICE PER SHARE	PURCHASE TOTAL
July 29, 2005 (a)	225,000	$4.00	$ 900,000
TOTAL	225,000		$ 900,000

(a)

Preferred stock converted to common stock on August 3, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 3, 2005

/s/ Fred P. Heller

________________________

Fred P. Heller, Trustee Heller 2002 Trust